UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez

Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(713) 693-6677
(Name, address and telephone number of agent for service)

CNH Equipment Trust 2021-B
(Exact name of obligor as specified in its charter)

Delaware	87-6354852
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

Eric Mathison General Counsel CNH Industrial Capital, LLC 5729 Washington Avenue Racine, WI 53406 Tel: (262) 636-6431	Mark Michigan Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201 Tel: (214) 665-3692

Asset - Backed Notes

(Title of the indenture securities)

Item 1.   General Information.

Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.   Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2020 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 15th day of July, 2021.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer

EXHIBIT 7

REPORT OF CONDITION OF CITIBANK, N.A.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

	December 31,
In millions of dollars	2020	2019
Assets
Cash and due from banks (including segregated cash and other deposits)	$26,349	$23,967
Deposits with banks, net of allowance	283,266	169,952
Securities borrowed and purchased under agreements to resell (including $185,204 and $153,193 as of December 31, 2020 and 2019, respectively, at fair value), net of allowance	294,712	251,322
Brokerage receivables, net of allowance	44,806	39,857
Trading account assets (including $168,967 and $120,236 pledged to creditors at December 31, 2020 and 2019, respectively)	375,079	276,140
Investments:
Available-for-sale debt securities (including $5,921 and $8,721 pledged to creditors as of December 31, 2020 and 2019, respectively), net of allowance	335,084	280,265
Held-to-maturity debt securities (including $547 and $1,923 pledged to creditors as of December 31, 2020 and 2019, respectively), net of allowance	104,943	80,775
Equity securities (including $1,066 and $1,162 as of December 31, 2020 and 2019, respectively, at fair value)	7,332	7,523
Total investments	$447,359	$368,563
Loans:
Consumer (including $14 and $18 as of December 31, 2020 and 2019, respectively, at fair value)	288,839	309,548
Corporate (including $6,840 and $4,067 as of December 31, 2020 and 2019, respectively, at fair value)	387,044	389,935
Loans, net of unearned income	$675,883	$699,483
Allowance for credit losses on loans (ACLL)	(24,956)	(12,783)
Total loans, net	$650,927	$686,700
Goodwill	22,162	22,126
Intangible assets (including MSRs of $336 and $495 as of December 31, 2020 and 2019, respectively, at fair value)	4,747	4,822
Other assets (including $14,613 and $12,830 as of December 31, 2020 and 2019, respectively, at fair value), net of allowance	110,683	107,709
Total assets	$2,260,090	$1,951,158

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included on the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. In addition, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

	December 31,
In millions of dollars	2020	2019
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs
Cash and due from banks	$281	$108
Trading account assets	8,104	6,719
Investments	837	1,295
Loans, net of unearned income
Consumer	37,561	46,977
Corporate	17,027	16,175
Loans, net of unearned income	$54,588	$63,152
Allowance for credit losses on loans (ACLL)	(3,794)	(1,841)
Total loans, net	$50,794	$61,311
Other assets	43	73
Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$60,059	$69,506

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)

	December 31,
In millions of dollars, except shares and per share amounts	2020	2019
Liabilities
Non-interest-bearing deposits in U.S. offices	$126,942	$98,811
Interest-bearing deposits in U.S. offices (including $879 and $1,624 as of December 31, 2020 and 2019, respectively, at fair value)	503,213	401,418
Non-interest-bearing deposits in offices outside the U.S.	100,543	85,692
Interest-bearing deposits in offices outside the U.S. (including $1,079 and $695 as of December 31, 2020 and 2019, respectively, at fair value)	549,973	484,669
Total deposits	$1,280,671	$1,070,590
Securities loaned and sold under agreements to repurchase (including $60,206 and $40,651 as of December 31, 2020 and 2019, respectively, at fair value)	199,525	166,339
Brokerage payables	50,484	48,601
Trading account liabilities	168,027	119,894
Short-term borrowings (including $4,683 and $4,946 as of December 31, 2020 and 2019, respectively, at fair value)	29,514	45,049
Long-term debt (including $67,063 and $55,783 as of December 31, 2020 and 2019, respectively, at fair value)	271,686	248,760
Other liabilities (including $6,835 and $6,343 as of December 31, 2020 and 2019, respectively, at fair value), including allowance	59,983	57,979
Total liabilities	$2,059,890	$1,757,212
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 779,200 as of December 31, 2020 and 719,200 as of December 31,2019, at aggregate liquidation value	$19,480	$17,980
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,763,661 as of December 31, 2020 and 3,099,602,856 as of December 31, 2019	31	31
Additional paid-in capital	107,846	107,840
Retained earnings	168,272	165,369
Treasury stock, at cost: 1,017,674,452 shares as of December 31, 2020 and 985,479,501 shares as of December 31, 2019	(64,129)	(61,660)
Accumulated other comprehensive income (loss) (AOCI)	(32,058)	(36,318)
Total Citigroup stockholders’ equity	$199,442	$193,242
Noncontrolling interests	758	704
Total equity	$200,200	$193,946
Total liabilities and equity	$2,260,090	$1,951,158

The following table presents certain liabilities of consolidated VIEs, which are included on the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

	December 31,
In millions of dollars	2020	2019
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$9,278	$10,031
Long-term debt	20,405	25,582
Other liabilities	463	917
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$30,146	$36,530

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.